June 25, 2010

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ACE Securities Corp.
Amendment No. 1 to Registration Statement on
Form S-3 filed April 1, 2010 File No. 333-165864

Ladies and Gentlemen:

On behalf of ACE Securities Corp. (the “Registrant”), we have caused to be filed with you electronically on Form S-3/A under EDGAR, the captioned Amendment No. 1 to Registration Statement.

The objective of the above-captioned Amendment No. 1 to Registration Statement is to respond to the SEC Comment Letter to the Registrant dated April 28, 2010. These comments and our corresponding responses may be found below. Please do not hesitate to contact us with any questions you may have.

Registration Statement on Form S-3

General
Comment:

1.           Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has publically offered a class of asset-backed securities involving the same asset class as this offering.

Response:

The depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have not had any Exchange Act reporting requirements during the period June 1, 2009 through June 25, 2010 with respect to asset-backed securities involving the same asset classes. No affiliate of the depositor has offered a class of asset-backed securities involving any of the same asset classes contemplated by this Registration Statement during this period.

Comment:

2.           Please confirm that finalized agreements will be filed simultaneously with or prior to the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response:

The Registrant will file all finalized agreements that are required to be filed with the Securities and Exchange Commission simultaneously with or prior to the final prospectus by post-effective amendment or Form 8-K.

Comment:

3.           Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Response:

All material terms of the finalized agreements that are required to be filed as an exhibit to the registration statement under cover of Form 8-K will be disclosed in the final Rule 424(b) prospectus.

Comment:

4.           Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Comment:

5.           Tell us why you are unable to provide the dollar amount of mortgage loans securitized by the sponsor through 2009 or revise to include this number in your disclosure.

Response:

We have revised our disclosure to include the dollar amount of mortgage loans securitized by the sponsor through December 31, 2009.

Prospectus Supplement

Cover Page

Comment:

6.           Please remove the disclosure in the final paragraph stating that the securities will be offered by Deutsche Bank Securities from time to time at negotiated or varying prices.  Since this is an initial public offering for this entity and there is no market for the securities, you may not make an at the market offering.  Please revise to indicate that you will include a fixed price for the securities.

Response:

We respectfully disagree that an at the market offering is not permitted.  The entity making the offering is established by the Registrant to sell the securities on its behalf.  While each issuing entity will be a newly formed trust, the Registrant is an existing entity that has established issuing entities in the past.

Base Prospectus

Comment:
7.           Please revise to clarify that swap agreements will be limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security.  In this regard, please specifically address “market value swaps.”  Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

Response:

“Market value swaps” will only be used in conjunction with a mandatory auction procedure.  The base prospectus has been revised to clarify this point.  As such, their primary purpose is not to provide credit enhancement to the related asset backed securities.  Therefore they are a derivative instrument pursuant to Item 1115 of Regulation AB. Market value swaps provide a means for a current certificateholder to obtain the par value for the security it holds.  The subsequent holder still holds an asset backed security within the meaning of Item 1101(c)(1) of Regulation AB which states in relevant part “a security that is primarily serviced by the cash flows of a discrete pool of receivables or other financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period . . ...”

If you require any addition information, please call the undersigned at (212) 940-3062 or Ali Yenal at (212) 940-3011.

Very truly yours,

     /s/ Keith L. Krasney

Keith L. Krasney

Copy to:  Amanda Ravitz, Esq.